Exhibit 99.1

Oatly Reports Second Quarter 2021 Financial Results

Record Quarterly Revenue of $146 Million, an Increase of 53.3% Year-Over-Year

June and July are the Highest Consecutive Production Months in the Company’s History

Announces Americas Oat Base Capacity Expansion to Support an Acceleration in Consumer Demand

Company Provides Full Fiscal Year 2021 Outlook, Anticipates Revenue to Exceed $690 Million

MALMÖ, Sweden, August 16, 2021 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the second quarter and six months ended June 30, 2021.

Toni Petersson, Oatly’s CEO, commented, “2021 represents the most transformational year in our Company’s history with the completion of our successful IPO in May, which has provided us with the capital to fuel new production capacity globally as we scale our business across three continents to meet the robust consumer demand for our leading oat-based brand. We are incredibly proud of our global team’s execution with strong growth in new and existing customers, the opening of two new facilities in Ogden, Utah and Singapore, as well as doubling production capacity at our facility in Vlissingen, Netherlands.”

Petersson continued, “Our record second quarter revenues were in-line with our expectations and demonstrate broad-based growth across geographies and sales channels, despite certain COVID-19 and start-up related manufacturing headwinds we experienced in the quarter. We’re continually expanding global production capacity to support our long-term growth and launching key partnerships and distribution agreements with prominent customers globally. We’re excited about the addition of our second manufacturing facility in Asia, which remains on-track to open in the second half of 2021, providing a second new source of local production to the region. Our new and existing production capacity gives us confidence in our ability to achieve an accelerated revenue growth rate in the second half of this year, while also extending our core values and mission for a more sustainable food system.”

Successful Initial Public Offering

On May 24, 2021, the Company completed its initial public offering, in which it sold 64,688,000 American Depositary Shares (“ADSs”), each representing one ordinary share, and the selling shareholders sold an aggregate of 32,344,400 ADSs, including 12,656,400 ADSs sold by the selling shareholders pursuant to the underwriters’ over-allotment option. The ADSs began trading on the Nasdaq Global Select Market on May 20, 2021. The ADSs were sold at an initial public offering price of $17.00 per share for net proceeds to the Company of approximately $1,037.3 million, after deducting underwriting discounts and commissions of $52.2 million and offering expenses of $10.1 million payable by the Company. The Company continues to expect to use the net proceeds from the IPO for working capital, to fund incremental growth, including planned capacity expansion, and other general corporate purposes. On June 30, 2021, subsequent to the IPO, there were 599,901,777 fully diluted ordinary shares outstanding.

Second Quarter 2021 Highlights

•

Revenue of $146.2 million, a 53.3% increase compared to $95.3 million in the prior year period; as expected there was a benefit to revenue from foreign exchange, the benefit was approximately $10.2 million

•	Gross profit of $38.6 million, or a 26.4% gross profit margin, compared to $30.8 million, or a 32.3% gross profit margin, in the prior year period

•	Launched new geographies: Switzerland and Ireland

•

Opened Oatly’s first-ever end-to-end self-manufacturing production facility in the Americas at the Ogden, UT estimated to produce 150 million liters of annual finished goods equivalent of oat base capacity at full production

•	Announced Fort Worth, Texas as the location of the Company’s third U.S.-based manufacturing site, targeted to open in 2023

•	Launched distribution in convenience channel via a partnership with 7-Eleven in the Americas

•	Expanded soft serve frozen dessert distribution through partnerships with several professional baseball teams and 16 Handles in the Americas

•	Opened Singapore manufacturing facility, estimated to produce 75 million liters of annual finished goods equivalent of oat base capacity at full production

•	Expanded presence with McDonald’s in Mainland China to a national level

•	Launched partnership with KFC in China

•	Launched nationally in Walmart and Metro Cash & Carry in China

•	Expanded distribution nationally in Greater China with 7-Eleven at retail and café counters

Six Month 2021 Highlights

•

Revenue of $286.2 million, a 59.4% increase compared to $179.6 million in the prior year period; as expected there was a benefit to revenue from foreign exchange, the benefit was approximately $19.4 million

•	Gross profit of $80.5 million, or a 28.1% gross profit margin, compared to $58.1 million, or a 32.4% gross profit margin, in the prior year period

•	Made strategic investments to double capacity in Vlissingen, Netherlands from 150 million to 300 million liters of annual finished good equivalent of oat base capacity at full production

•	Launched brand partnership and nationwide distribution with Starbucks in the Americas during the first quarter of 2021

•	New distribution in Ahold in the Americas during the first quarter of 2021

•	Launched with Yonghui supermarket and Sam’s Club in the club channel and 7-Eleven convenience channel in China Eastern region during the first quarter of 2021

Second Quarter 2021 Results

Revenue increased $50.8 million, or 53.3%, to $146.2 million for the second quarter ended June 30, 2021, compared to $95.3 million for the second quarter ended June 30, 2020. The revenue increase was primarily driven by additional supply coming from the Company’s existing production facilities and, to a ~~l~~esser extent, the Company’s new facilities, to meet the growing global demand for its products. This growth was partially offset by COVID-19 and start-up related manufacturing delays which impacted sales by approximately $12 to $14 million in the second quarter of 2021. Produced finished goods volume for the second quarter of 2021 amounted to 106 million liters compared to 74 million liters for the same period last year, an increase of 43.2%. As expected there was a benefit to revenue from foreign exchange, the benefit was approximately $10.2 million.

The Company experienced broad-based growth across retail and foodservice channels in the second quarter of 2021. The foodservice channel contribution increased in the second quarter of 2021 compared to the prior year period with the continued reopening of on-premise outlets upon the lifting of certain COVID-19 restrictions in the Company’s key markets. In the second quarter of 2020, the retail channel experienced a significant increase in sales, more than offsetting the decline in the foodservice sales channel, which was primarily noticeable in the Americas as a result of COVID-19-related restrictions. Second quarter of 2021 and 2020, the foodservice channel accounted for 33.2% and 21.6% of the Company’s revenue, respectively, and the retail channel accounted for 61.5% and 74.5% of the Company’s revenue, respectively.

Gross profit was $38.6 million for the second quarter of 2021 compared to $30.8 million for the second quarter of 2020. Gross profit margin decreased 590 basis points to 26.4% for the second quarter of 2021 compared to 32.3% in the same period last year. The gross margin decline in the second quarter of 2021 compared to the prior year period was primarily due to higher logistics expenses in EMEA and the Americas as well as higher container rates for shipments from EMEA to Asia, a change in regional, channel and customer mix, a higher share of co-packing production and minor negative effect from foreign exchange.

Research and development expenses in the second quarter of 2021 increased $2.6 million to $4.0 million compared to $1.3 million in the prior year period.

Selling, general and administrative expenses in the second quarter of 2021 increased $49.8 million to $83.1 million compared to $33.3 million in the prior year period. The increase in expenses was primarily due to an increase of $22.3 million in employee related expenses, which include $4.0 million in non-cash costs for the Company’s Long-Term Incentive Plan (“LTIP”) due to increased headcount as the Company continues to invest in its growth and added headcount associated with being a public company. The Company also incurred $12.5 million in increased costs relating to external consultants, contractors, and other professional fees due to the growth of the business and costs associated with being a public company, of which $7.1 million were non-recurring costs related to the Company’s initial public offering, and $5.3 million were a result of increased branding and marketing expenses as compared to lower branding and marketing activities in the prior year second quarter due to the COVID-19 pandemic. As noted above, SG&A included non-recurring costs related to the Company’s initial public offering and non-cash LTIP charge for a combined total of $11.1 million. Customer distribution costs increased with $4.7 million mainly due to higher revenue.

Other operating income for second quarter of 2021 included a net foreign exchange gain of $0.3 million compared to other operating expense in the second quarter of 2022 that included a net foreign exchange loss of $0.5 million.

Net loss attributable to shareholders of the parent was $59.1 million for the second quarter of 2021 compared to net loss of $4.8 million in the prior year period.

Second quarter of 2021 EBITDA loss was $43.5 million, compared to a loss of $1.2 million in the second quarter of 2020. The increase in EBITDA loss was primarily a result of non-recurring IPO charges of $7.1 million, share-based compensation costs of $6.6 million including social security-related expenses of $2.1 million, higher employee related expenses, public company costs and other operating expenses as the Company scales its global operations to support growth across three continents. These costs were partially offset by higher gross profit.

Adjusted EBITDA loss for the second quarter of 2021 was $31.9 million, compared to a loss of $1.2 million in the second quarter of 2020. The increase in Adjusted EBITDA loss was primarily related to higher employee expenses, public company costs and other operating expenses as the Company scales its global operations to support growth across three continents. These costs were partially offset by higher gross profit.

EBITDA and Adjusted EBITDA (Loss) are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

Revenue, Adjusted EBITDA and EBITDA

Three months ended June 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	78,526	41,346	26,279	—	—	146,151
Intersegment revenue	23,199	219	—	—	(23,418)	—
Total segment revenue	101,725	41,565	26,279	—	(23,418)	146,151
Adjusted EBITDA	6,739	(9,207)	(3,630)	(25,833)	—	(31,931)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(7,065)	—	(7,065)
EBITDA	5,998	(9,789)	(4,444)	(35,227)	—	(43,462)
Finance income and expenses, net	—	—	—	—	—	(10,696)
Depreciation and Amortization	—	—	—	—	—	(4,642)
Loss before income tax	—	—	—	—	—	(58,800)

Three months ended June 30, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	59,679	25,059	10,571	—	—	95,309
Intersegment revenue	7,169	—	—	—	(7,169)	—
Total segment revenue	66,848	25,059	10,571	—	(7,169)	95,309
Adjusted EBITDA	8,820	(1,794)	(230)	(8,030)	—	(1,234)
Share-based compensation expense	—	—	—	—	—	—
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	8,820	(1,794)	(230)	(8,030)	—	(1,234)
Finance income and expenses, net	—	—	—	—	—	(23)
Depreciation and Amortization	—	—	—	—	—	(3,113)
Loss before income tax	—	—	—	—	—	(4,370)

Six months ended June 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	160,173	74,874	51,156	—	—	286,203
Intersegment revenue	36,100	256	—	—	(36,356)	—
Total segment revenue	196,273	75,130	51,156	—	(36,356)	286,203
Adjusted EBITDA	15,237	(24,800)	(2,015)	(42,823)	—	(54,401)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	14,496	(25,382)	(2,829)	(54,440)	—	(68,155)
Finance income and expenses, net	—	—	—	—	—	(12,616)
Depreciation and Amortization	—	—	—	—	—	(8,464)
Loss before income tax	—	—	—	—	—	(89,235)

Six months ended June 30, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	118,798	45,350	15,405	—	—	179,553
Intersegment revenue	10,393	—	—	—	(10,393)	—
Total segment revenue	129,191	45,350	15,405	—	(10,393)	179,553
Adjusted EBITDA	18,307	(6,079)	(617)	(14,151)	—	(2,540)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	18,307	(6,079)	(617)	(15,165)	—	(3,554)
Finance income and expenses, net	—	—	—	—	—	(2,673)
Depreciation and Amortization	—	—	—	—	—	(5,964)
Loss before income tax	—	—	—	—	—	(12,191)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

EMEA

EMEA revenue increased $18.8 million, or 31.6%, to $78.5 million for the second quarter of 2021 compared to $59.7 million in the prior year period. This increase was primarily due to higher production compared to the same period prior year, with growth in foodservice and retail channels across oatdrink, oatgurt and other food product offerings, partially offset by lower fill rates due to the robust consumer demand and continued capacity constraints. As expected there was a benefit to revenue from foreign exchange, the benefit was approximately $8.4 million.

EMEA EBITDA decreased $2.8 million to $6.0 million for the second quarter of 2021 compared to $8.8 million in the prior year period. This decrease in EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth. Included in EBITDA is a new recurring share-based compensation expense of $0.7 million. Adjusted EBITDA was $6.7 million compared to $8.8 million in the prior year period.

Americas

Americas revenue increased $16.3 million, or 65.0%, to $41.3 million for the second quarter of 2021 compared to $25.1 million in the prior year period. This increase was primarily due to higher production compared to the same period prior year with growth in both new and existing foodservice and retail channels across oatdrink, oatgurt and frozen product offerings, partially offset by lower fill rates due to the robust consumer demand and continued capacity constraints.

Americas EBITDA loss increased $8.0 million to a loss of $9.8 million for the second quarter of 2021 compared to a loss of $1.8 million in the prior year period. The increase in EBITDA loss was primarily due to higher operating expenses as the Company scales its operations for future growth as well as new recurring share-based compensation expense of $0.6 million. Adjusted EBITDA was a loss of $9.2 million compared to a loss of $1.8 million in the prior year period.

Asia

Asia revenue increased $15.7 million, or 148.6%, to $26.3 million for the second quarter of 2021 compared to $10.6 million in the prior year period. This increase was primarily due to higher production compared to the same period prior year with growth in both new and existing foodservice and e-commerce channels as well as in the retail channels across oatdrink offerings, partially offset continued capacity constraints. As expected there was a benefit to revenue from foreign exchange, the benefit was approximately $1.8 million.

Asia EBITDA loss increased $4.2 million to a loss of $4.4 million for the second quarter of 2021 compared to a loss of $0.2 million in the prior year period. The increase in EBITDA loss was primarily due to higher operating expenses as the Company scales its operations for future growth as well as new recurring share-based compensation expense of $0.8 million. Adjusted EBITDA was a loss of $3.6 million compared to a loss of $0.2 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the second quarter of 2021 was $35.2 million, an increase of $27.2 million compared to the prior year period. This increase was driven by continued investments in organization, including IT operations, to support the Company’s growth and transition to being a public company as well as new recurring share-based compensation expense of $2.3 million and non-recurring IPO expenses of $7.1 million. Adjusted EBITDA was a loss of $25.8 million compared to a loss of $8.0 million in the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents of $524.2 million, $322.7 million in short term investments and total outstanding debt to credit institutions of $7.0 million. Net cash used in operating activities was $72.5 million for the six months ended June 30, 2021, compared to $20.1 million during the prior year period. Capital expenditures were $134.4 million for the six months ended June 30, 2021, compared to $52.0 million in the prior year period. Cash flow from financing activities was $960.9 million reflecting the proceeds from the IPO net of repayments of liabilities to credit institutions and repayment of the shareholder loan. The Company invested a portion of the IPO proceeds in short-term investments as noted above.

Americas Self-Manufacturing Capacity Expansion

The Company also announced today in a separate press release an increase in oat base capacity at its Ogden, Utah facility in the Americas region to support an acceleration in consumer demand. In the second half of 2021 the Company will start construction to add 75 million liters of finished goods equivalent oat base capacity. Total production will increase from an estimated 150 million liters annually at full production to an estimated 225 million liters annually to support the Company’s growth in 2022 and beyond. This will increase the Company’s total estimated capacity by the end of 2022 from 1,000 million to 1,075 million liters and from 1,400 million to 1,475 million liters of finished goods equivalent oat base capacity by the end of 2023. The Company expects its EMEA manufacturing combined with its two facilities in the Americas and two in Asia to create more than a 200% increase in its production output by the end of 2022 from the end of 2020. The Company will execute this capacity expansion within its stated plan for capital expenditures provided at the time of the IPO.

Outlook

For fiscal year 2021, the Company expects:

•

Revenue to exceed $690 million, an increase of greater than 64% compared to fiscal year 2020 with accelerating growth across regions. This revenue outlook assumes very nominal contribution from the Company’s Maanashan, China facility that is on-track to open later this year. Any upside to the Company’s outlook will be a result of its ability to ramp production at a faster rate than anticipated. Assuming no significant changes from foreign exchange rates today, the Company expects the second half of 2021 exchange rates to be a single digit tailwind on a percentage basis compared to the second half of 2020.

•

Capital expenditures at the low end of between $350 million and $400 million as previously communicated at the time of its IPO, including the new Ogden, Utah self-manufacturing capacity expansion announced today

•	Production capacity to be approximately 600 million liters of finished goods at the end of the year

Long-term, the Company expects:

•

To generate gross margin of greater than 40% and EBITDA margin approaching 20% - as it benefits from a much larger self-manufacturing footprint globally, greater economies of scale and continued strong revenue growth

The Company cannot provide a reconciliation of EBITDA guidance to the corresponding IFRS metric without unreasonable efforts, as we are unable to provide reconciling information. These items are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to expand our manufacturing and production capacity as we grow our business; our ability to successfully remediate the material weaknesses in our internal control over financial reporting; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2021, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not calculated in accordance with IFRS. We define Adjusted EBITDA as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and non-recurring expenses related to the IPO.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•	Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;

•	Non-recurring expenses related to the IPO; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	2021	2020	2021	2020
Revenue	146,151	95,309	286,203	179,553
Cost of goods sold	(107,544)	(64,498)	(205,662)	(121,459)

Gross profit	38,607	30,811	80,541	58,094
Research and development expenses	(3,952)	(1,303)	(7,044)	(2,482)
Selling, general and administrative expenses	(83,132)	(33,345)	(149,939)	(64,186)
Other operating income and expense	373	(510)	(177)	(944)

Operating loss	(48,104)	(4,347)	(76,619)	(9,518)
Finance income and expenses, net	(10,696)	(23)	(12,616)	(2,673)

Loss before tax	(58,800)	(4,370)	(89,235)	(12,191)
Income tax expense	(264)	(420)	(2,212)	(772)

Loss for the period attributable to shareholders of the parent	(59,064)	(4,790)	(91,447)	(12,963)

Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.11)	(0.01)	(0.18)	(0.03)

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	Note	June 30, 2021 (Unaudited)	December 31, 2020
ASSETS
Non-current assets
Intangible assets	9	154,804	156,463
Property, plant and equipment	10	373,059	237,625
Right-of-use assets	11	82,774	38,103
Other non-current receivables		730	6,550
Deferred tax assets	8	253	26

Total non-current assets		611,620	438,767

Current assets
Inventories	13	57,074	39,115
Trade receivables	14	82,458	71,297
Current tax assets		235	514
Other current receivables		31,244	12,363
Prepaid expenses		26,876	11,509
Short-term investments	15	322,685	—
Cash and cash equivalents	16	524,238	105,364

Total current assets		1,044,810	240,162

TOTAL ASSETS		1,656,430	678,929

EQUITY AND LIABILITIES
Equity	17
Share capital		105	21
Other contributed capital		1,628,103	448,251
Foreign currency translation reserve		(26,593)	(2,525)
Accumulated deficit		(206,642)	(119,661)

Total equity attributable to shareholders of the parent		1,394,973	326,086

Liabilities
Non-current liabilities
Lease liabilities	11	65,666	23,883
Liabilities to credit institutions	18	4,454	91,655
Other non-current liabilities		11	233
Deferred tax liabilities	8	2,670	1,307
Provisions	19	8,163	7,121

Total non-current liabilities		80,964	124,199

Current liabilities
Lease liabilities	11	7,546	6,261
Liabilities to credit institutions	18	2,591	5,532
Shareholder loans	20	—	106,118
Trade payables		64,316	45,295
Current tax liabilities		768	852
Other current liabilities		20,567	4,632
Accrued expenses	21	84,705	59,954

Total current liabilities		180,493	228,644

Total liabilities		261,457	352,843

TOTAL EQUITY AND LIABILITIES		1,656,430	678,929

Interim condensed consolidated statement of cash flows

(Unaudited)	For the six months ended June 30,
(in thousands of U.S. dollars)	2021	2020
Operating activities
Net loss	(91,447)	(12,963)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	8,464	5,964
—Impairment (gain)/loss on trade receivables	(53)	335
—Share-based payments expense	4,466	1,014
—Finance income and expenses, net	12,616	2,673
—Income tax expense	2,212	772
—Loss on disposal of property, plant and equipment	1	586
—Other	(31)	(14)
Interest received	286	2
Interest paid	(5,110)	(1,779)
Income tax paid	(882)	(533)
Changes in working capital:
—Increase in inventories	(18,576)	(8,214)
—Increase in trade receivables, other current receivables, prepaid expenses	(42,385)	(22,228)
—Increase in trade payables, other current liabilities, accrued expenses	57,913	14,253

Net cash flows used in operating activities	(72,526)	(20,132)

Investing activities
Purchase of intangible assets	(6,560)	(3,439)
Purchase of property, plant and equipment	(134,379)	(51,982)
Proceeds from financial instruments	5,720	125
Purchase of short-term investments	(329,375)	—

Net cash flows used in investing activities	(464,594)	(55,296)

Financing activities
Proceeds from issue of shares, net of transaction costs	1,037,325	—
Proceeds from shareholder loans	—	87,828
Repayment of shareholder loans	(10,941)	—
Proceeds from liabilities to credit institutions	118,005	128,344
Repayment of liabilities to credit institutions	(211,837)	(62,026)
Repayment of lease liabilities	(5,290)	(2,822)
Proceeds from exercise of warrants	38,503	—
Payment of loan transaction costs	(4,900)	—

Cash flows from financing activities	960,865	151,324

Net increase in cash and cash equivalents	423,745	75,896

Cash and cash equivalents at the beginning of the period	105,364	10,571
Exchange rate differences in cash and cash equivalents	(4,871)	(2,195)

Cash and cash equivalents at the end of the period	524,238	84,272

Non-IFRS Financial Measures – Reconciliation of Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands $)
Loss for the period attributable to shareholders of the parent	(59,064)	(4,790)	(91,447)	(12,963)
Income tax expense	264	420	2,212	772
Finance income and expenses, net	10,696	23	12,616	2,673
Depreciation and amortization expense	4,642	3,113	8,464	5,964

EBITDA	(43,462)	(1,234)	(68,155)	(3,554)
Share-based compensation expense	4,466	—	4,466	1,014
IPO preparation and transaction costs	7,065	—	9,288	—

Adjusted EBITDA	(31,931)	(1,234)	(54,401)	(2,540)